United States securities and exchange commission logo





                              August 2, 2021

       Hunter Horsley
       President
       Bitwise 10 Crypto Index Fund
       300 Brannan Street, Suite 201
       San Francisco, CA 94107

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            July 1, 2021
                                                            File No. 000-56270

       Dear Mr. Horsley:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Business, page 1

   1. Refer to your response to comment 30. Your disclosure on page 1 that Bitwise Asset
                                                        Management, LLC is the
parent of the Sponsor appears to be inconsistent with your
                                                        disclosure on page 92
that Bitwise Management, Inc. is the parent of the Sponsor. Please revise for clarity and
consistency. In addition, there are still references to "Bitwise" in which it is unclear as
to whether you are referring to the parent company of the the
                                                        Sponsor, the Sponsor or
the Trust. For example, on page 23, you state that "Bitwise may be required to register
as an investment adviser." Please revise throughout for clarity.
   2. We note your response to comment 3. Please revise the first sentence of the last paragraph on page 1 to
clarify the distinction between tracking the holdings of the Index and an investor's
ability to achieve a return on investment that tracks the performance of the Index.
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
August     NameBitwise 10 Crypto Index Fund
       2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
3. We note your disclosure on page 4 that "[t]he Trust seeks to make it easier for an investor to invest in the cryptocurrency market as a whole, without having to pick specific tokens, manage a portfolio, or constantly monitor ongoing news and developments" and that
         "[a]lthough the Shares will not be the exact equivalent of a direct investment in cryptocurrencies, they provide investors with an alternative that constitutes a relatively cost-effective, professionally managed way to participate in cryptocurrency markets."
         Please discuss in your registration statement the extent to which the Trust has been able to achieve the goal expressed on page 4 in light of the difference between the trading price of the Shares on the OTCQX as compared to the Trust's net asset value per share.
4.       Refer to your response to comment 6. We note your disclosure on page 5 that you
         purchase digital assets from approved counterparties, including exchanges, electronic trading systems that seek liquidity from multiple trading venues and OTC trading desks.
         Please include a discussion of counterparty risks in your risk factors section, including risks related to counterparty exposure. In this regard, we note your disclosure on page 88.
5.       Refer to your response to comment 7. Please expand your summary of the material
         differences between an investment in your Shares and a direct investment of digital assets on page 4 to include (i) the holding period under Rule 144 for the resale of the Shares purchased from the Trust, (ii) the risk that the Shares may trade at a substantial premium over or a substantial discount to the Trust's Portfolio Crypto Assets per Share and (iii) the
         risk that over time the number of Portfolio Crypto Assets represented by a Share will gradually decrease as the Portfolio Crypto Assets are used to pay the Trust's expenses.
6.       Refer to your response to comment 29. Please revise to disclose here a detailed
         description of how the Sponsor calculates the NAV of the Trust, the NAV per Share and the price per Share.
7.       We note multiple references to the    Trust   s Portfolio Crypto
Assets per share    on page 2
         and elsewhere in your filing and your discussion of the    Bitwise
Crypto Asset Price    on
         page 7. Please revise your filing to clearly define these measures and explain how management uses them, and tell us whether you intend to present these measures in future filings. Additionally, please tell us how you considered whether these measures were
         Non-GAAP measures, and if so determined, revise to include all of the disclosures required by Regulation G and Item 10(e) of Regulation S-X.
Investment Strategy , page 5

8. Refer to your response to comment 12. Your disclosure on pages 5 and 91 that "upon the occurrence of Network Distributions like hard forks, airdrops, emissions, . . . staking, or other one-off events, the Trust will follow the policies of the Index" appears to be inconsistent with your disclosure on page 12 that "there may be opportunities for the Trust to generate returns in excess of the Index through airdrops and proof of stake which the
         Sponsor will endeavor to do where possible and prudent." Please revise for clarity and consistency, and please disclose how generating returns in excess of the Index is
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
August     NameBitwise 10 Crypto Index Fund
       2, 2021
August
Page 3 2, 2021 Page 3
FirstName LastName
         consistent with your investment strategy, including your disclosure that you are a passive investment vehicle. In addition, we note your disclosure on page 11 that the Index does not calculate the value of emissions, airdrops, or staking rewards but that the Sponsor may choose to periodically liquidate the emissions, airdrops and staking rewards to deliver excess returns to Shareholders. Please clarify if the Sponsor's policies differ from the
         Trust's policies related to airdrops, emissions and staking only in the calculation of the value from such activities but not in regards to accepting and liquidating emissions, airdrops and staking rewards.
Index, page 6

9. Refer to your response to comment 8. Your disclosure on page 6 that the components of the Index Methodology are subject to change in the sole discretion of the Sponsor and your disclosure on page 7 that eligibility criteria developed by the Sponsor and its affiliates are applied to screen for investment feasibility in selecting the top ten largest cryptocurrencies for the Index and that the "[p]ublic exchanges used for calculating the
         Index are selected using criteria chosen by the Sponsor in its sole discretion" appear to be inconsistent with your disclosure on page 11 that the Bitwise Crypto Index Committee has total responsibility for developing, maintaining and adjusting the Bitwise Crypto Index
         Methodologies. Please revise for clarity and consistency regarding the roles of the
         Bitwise Crypto Index Committee and the Sponsor. In addition, please disclose how you will satisfy your Exchange Act reporting obligations in connection with notifying investors of material changes in Index Methodology. In this regard, we note your disclosure on page 9 that "[m]ethodological changes to the Index have historically been
         posted to a specific section on the Sponsor   s website." Also, please
revise the second and
         third complete risk factors on page 54 accordingly.
Price and Cost Slippage, page 6

10. Refer to your response to comment 11. We note your disclosure on page 6 that "there are a number of other factors aside from price slippage that inform best practices in trade execution." Please revise your disclosure to summarize the "other factors" that you consider in connection with purchases and sales of digital assets and the resulting "best practices" used in trade execution.
Composite Price Determination, page 7

11.      Refer to your response to comment 15. Please revise your disclosure in
Section 3.a.iv on
         page 8 to clarify how you "[u]se the synchronous CAP for the relevant Quote Crypto
         Assets to translate crypto-to-crypto pairs into a crypto-to-U.S.-dollar equivalent."
Eligibility of Cryptocurrencies, page 9

12. Refer to your responses to comments 22 and 24. Please disclose (i) whether the Index's methodology differs from the Trust's methodology for determining whether a digital asset
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
August     NameBitwise 10 Crypto Index Fund
       2, 2021
August
Page 4 2, 2021 Page 4
FirstName LastName
         may be a security, (ii) how the Trust and Index determine whether or not a digital asset may be a security, and (iii) the policies of both the Trust and the Index if a digital asset holding is deemed to be at risk of being a security. Please also emphasize here and in your risk factor disclosure, if accurate, that the legal test to determine whether an asset is a security is different from the analysis performed by the Trust and the Index, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.
One-Off Events, page 10

13. We note your response to comment 20. Please revise the relevant sections of your filing to include your abandonment policies and procedures related to each of these one-off events, as applicable.
14. Refer to your response to comment 19. Please clarify here the factors that the Index and the Trust consider in connection with (i) accepting and selling airdrops of digital assets and (ii) engaging in staking activities. In addition, to the extent that the Index and Trust have historically accepted and sold airdrops of digital assets or utilized emissions, please provide a brief summary of such activities. In addition, we note your disclosure regarding the staking activities of the Trust on page 13. Please revise to clarify whether the Index participated in the Tezos staking activities in 2020.
Departures from the Index, page 12

15. Refer to your response to comment 21. Please disclose the factors that the Sponsor considers in connection with a decision to hold different digital assets from the Index. In addition, we note your disclosure on page 12 that such exceptions may not always be communicated in advance to Shareholders. Please disclose when and how such exceptions will be communicated to Shareholders. Also, please disclose the "other assets"
         the Trust is permitted to hold.
Staking Activities, page 13

16. Refer to your response to comment 13. Please disclose whether the Trust's staking activities could affect its ability to rebalance its holdings due to the monthly rebalancing of the Index, and address the risks associated with staking in your risk factor section. In this regard, we note your disclosure regarding risks associated with staking on page 13 of your registration statement and your revised disclosure on page 53. Please also address the regulatory uncertainty regarding the status of staking activities under the U.S. federal securities laws in your risk factor disclosure.
Overview of Index Constituents, page 16

17. We note that you have updated your overview of Index Constituents and their corresponding weights as of March 31, 2021. Please revise your filing to also include a detailed listing of the constituents in the index and their weights as of December 31, 2020
 Hunter Horsley
Bitwise 10 Crypto Index Fund
August 2, 2021
Page 5
         and 2019.
Risk Factors
Risks Related to Cryptocurrencies
Transactions in cryptocurrencies may be irreversible even if they are fraudulent, page 41

18. Your response to comment 28 that "[t]here are no circumstances in the normal course of business under which the Trust would deliver digital assets to its shareholders" appears to be inconsistent with your disclosure on page 41 that "[i]f information provided by a
         Shareholder proves incorrect, and, as a result, cryptocurrencies are not delivered to the
         Shareholder, the Trust will have no liability to the Shareholder for
the Trust   s good faith
         reliance on such misinformation." Please revise for clarity.
Risks Related to Bitcoin and Ethereum, page 47

19. We note your response to our prior comment 25. Please revise to ensure that you disclose any material risks associated with the use of Bitcoin for illegal purposes, the potential for new or different regulation of Bitcoin and Ether, and Bitcoin mining and its potential environmental impact.
Risks Related to Decentralized Finance Portfolio Crypto Assets
Certain Portfolio Crypto Assets utilize decentralized finance protocols, page
53

20. Please identify the Portfolio Crypto Assets that contain decentralized finance protocols here, including governance, voting, staking assets, lending assets, or liquidity provisions, and, in your business section, discuss the Trust's and the Index's participation in such activities to date.
Risks Related to Potential Conflicts of Interests, page 61

21. Refer to your response to comment 37. Please add risk factors that specifically address the relationships between the Sponsor and the Index Provider and the associated risk of conflicts of interests related to using an Index Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index
         Committee.
Risks Related to Trading on the OTCQX
Due to the fact that the Shares may trade on the OTCQX, page 63

22. Refer to your responses to comments 4 and 36. Please provide quantitative disclosure here to demonstrate the historical difference between the prices quoted on the OTCQX
FirstName LastNameHunter Horsley
       and the NAV of the Trust's Portfolio Crypto Assets per Share, and discuss the risks to
Comapany   NameBitwise
       shareholders      10 Crypto
                    of deviations    Index Fund
                                  between   the NAV per Share and the price per
Share on the
       OTCQX.
August 2, 2021 Page 5
FirstName LastName
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
August     NameBitwise 10 Crypto Index Fund
       2, 2021
August
Page 6 2, 2021 Page 6
FirstName LastName
Risks Related to Regulatory and Compliance, page 66

23. We note your response to comment 38 and the revisions to your filing on page 67. Please revise your MD&A on page 78 to include disclosure of the $1.46 million realized loss on
         XRP that was recorded in net realized loss from digital assets. Additionally, please expand your MD&A to discuss in detail the reason(s) for realized losses related to fluctuations in
         the value of the Trust   s Portfolio of Crypto Assets.
Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the three-month periods ended March 31, 2021 and 2020, page 77

24. We note disclosure that the $128 thousand of net realized loss from digital assets for the three months ended March 31, 2021 was due to fluctuations in the value of the Portfolio
         Crypto Assets. Please revise your filing to explain the reason(s) for these realized losses and clarify in your discussion the overall impact of the continued increase in the historical
         Portfolio Crypto Asset prices during this period as disclosed on page
83.
Management Fee, page 79

25. Refer to your response to comment 39. Please clarify what you consider to be extraordinary expenses that are not covered by the Management Fee. Shareholder Subscriptions, page 79

26. Refer to your response to comment 42. Please disclose the reasons the Trust may choose to halt the acceptance of subscriptions for an extended period. In this regard, we note that your revised disclosure on page 80 states that a decision to halt the acceptance of subscriptions "would [be made] based on business considerations." In addition, please disclose how a decision to halt subscriptions will be disclosed to Shareholders.
27. Your disclosure on pages 80 and 106 that you accept cash and in-kind subscriptions on
         Tuesdays and Thursdays appears to conflict with your disclosure on page 106 that you generally accept initial and additional subscriptions weekly on Wednesday. Please revise for clarity and consistency.
Schedule of Investments, page 82

28.      Please revise your filing to include the following:

                A roll forward of both the outstanding units and corresponding fair values for each of the individual investments in digital assets of your fund that includes the opening balance, rebalancing activity, related fees paid, any other significant activity, and the closing balance; and
                Disclosure of the historical portfolio crypto asset prices for each individual investment in digital assets for each period presented. We note currently, only
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
August     NameBitwise 10 Crypto Index Fund
       2, 2021
August
Page 7 2, 2021 Page 7
FirstName LastName
              disclosures of the majority of Trust   s assets on page 83.
Historical Portfolio Crypto Asset Prices, page 83

29. Refer to your response to comment 46. Please tell us whether the Trust makes any adjustments when calculating the average, and, if so, please disclose here.
Directors and Executive Officers
The Sponsor's Role, page 91

30. Refer to your response to comment 48. Please revise to disclose here the extent to which the Sponsor carries insurance for the Trust's assets.
Description of the Trust Company Custodial Services Agreement, page 96

31. Refer to your response to comment 49. Please provide additional details regarding the
         Custodian's insurance policies related to the Trust's digital assets so that investors understand the protection provided by such insurance policies for any losses of the digital assets under the Custodian's control. In addition, please disclose how often the Custodian sends statements, and disclose any audit or inspection rights you have under the agreement.
Investments by Affiliates, page 102

32. Your response to comment 51 that affiliates will not be subject to a reduced or no
         Management Fee appears to be inconsistent with your disclosure on pages F-14 and F-34 that [t]he Sponsor may, in its discretion, waive, reduce or rebate the Management Fee with respect to any Shareholder or group of Shareholders (which group may, but need not, include all Shareholders), including affiliates of the Sponsor; provided that such waiver, reduction or rebate shall not increase the Management Fee payable in respect of any other
         Shareholder." Please revise for clarity and, to the extent that the Sponsor may waive or reduce the Management Fee, please disclose the factors the Sponsor will consider in connection with the decision to waive or reduce such fees.
Description of Registrant's Securities To Be Registered, page 105

33. Refer to your response to comment 34. Please describe what you mean by the reference on page 105 to obtaining regulatory approval to operate a redemption program.
Investments and Valuation, page F-28

34. We note your responses to comments 56 and 57, and your disclosure that the trust carries its investments at fair value in accordance with FASB ASC Topic 820. We also note disclosure on page 86 that in determining fair value the Trust uses various valuation approaches. Please revise your filing to include a detailed description of the valuation technique(s) and the input(s) used in the fair value measurement of each of your investments in digital assets (i.e. Bitcoin, Ethereum, Other). Please refer to ASC 820-10-
 Hunter Horsley
Bitwise 10 Crypto Index Fund
August 2, 2021
Page 8
         50-2(bbb)(1).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameHunter Horsley                          Sincerely,
Comapany NameBitwise 10 Crypto Index Fund
                                                          Division of
Corporation Finance
August 2, 2021 Page 8                                     Office of Finance
FirstName LastName